                                   FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                        UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)

          FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the United Technologies Corporation Defined Contribution Retirement Plan at November 30, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 25, 1995

                         UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN

                        Statement of Financial Condition

                                November 30, 1994
                                                                                                     Funds
                                                                  Income Fund     Equity Fund      Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                    $  4,828,656    $          -    $  4,828,656
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                           -         948,103         948,103
    Temporary investments, at cost plus accrued interest                   17               9              26
        Total Investments                                           4,828,673         948,112       5,776,785

  Contributions and fund transfers receivable                          63,430           6,470          69,900
        Total Assets                                                4,892,103         954,582       5,846,685

Less - Liabilities:
  Contributions payable                                                33,115           8,247          41,362
        Total Liabilities                                              33,115           8,247          41,362

Plan Equity                                                      $  4,858,988    $    946,335    $  5,805,323

Units of participation                                                987,599         103,425

Unit value                                                       $       4.92    $       9.15



         (See accompanying Notes to Financial Statements)

                         UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN

                        Statement of Financial Condition

                                November 30, 1993
                                                                                                     Funds
                                                                  Income Fund     Equity Fund      Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                    $  4,018,232    $          -    $  4,018,232
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                           -         800,984         800,984
    Temporary investments, at cost plus accrued interest                   93               9             102
        Total Investments                                           4,018,325         800,993       4,819,318

  Contributions and fund transfers receivable                               -           6,760           6,760
        Total Assets                                                4,018,325         807,753       4,826,078

Less - Liabilities:
  Contributions payable                                                33,738               -          33,738
        Total Liabilities                                              33,738               -          33,738

Plan Equity                                                      $  3,984,587    $    807,753    $  4,792,340

Units of participation                                                871,285          89,385

Unit value                                                       $       4.57    $       9.04



         (See accompanying Notes to Financial Statements)

                         UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN

                 Statement of Income and Changes in Plan Equity

                        Plan Year Ended November 30, 1994
                                                                                                     Funds
                                                                  Income Fund     Equity Fund      Combined
Contributions:
  Members                                                        $    311,647    $     77,096    $    388,743
  Employer                                                            549,269         122,097         671,366
        Total Contributions                                           860,916         199,193       1,060,109

Investment Income:
  Interest                                                            316,978              20         316,998
        Total Investment Income                                       316,978              20         316,998

Unrealized depreciation of investments                                      -        (328,676)       (328,676)

Gain on sale of investments                                                 -         338,228         338,228

Deduct:
  Cash distributions to members                                       306,712          55,765          362,477
  Earned and unapplied forfeitures                                     11,199               -           11,199
        Total Deductions                                              317,911          55,765          373,676

Inter-fund and inter-plan transfers                                    14,418         (14,418)               -

Net Increase in Plan Equity                                           874,401         138,582        1,012,983

Plan Equity November 30, 1993                                       3,984,587         807,753        4,792,340

Plan Equity November 30, 1994                                    $  4,858,988    $    946,335    $   5,805,323



         (See accompanying Notes to Financial Statements)

PAGE>
                        UNITED TECHNOLOGIES CORPORATION
                      DEFINED CONTRIBUTION RETIREMENT PLAN

                         Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies  Corporation Defined Contribution  Retirement Plan  (the
Plan) is a defined contribution savings and money purchase plan sponsored by United Technologies Corporation (United). The Plan became effective December 1, 1984. Membership in the Plan is offered to eligible employees of United and certain of its subsidiaries.

The employer makes contributions with respect to each member of an amount up  to
3.5 percent of the member's compensation. In addition, certain members may elect to contribute, through payroll deductions, between 1 and 9 percent of their total compensation with up to the first 4 percent of each member's contribution being matched 50 percent by the employer. Member contributions are fully vested at all times under the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All employee contributions are credited to a member account maintained by the Plan Administrator. Contributions are invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1,
1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25%. Members are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally permitted in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1994 calendar year was 7.5 percent.

The Equity Fund may be invested in common or capital stock of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company, which is invested primarily in similar types of equity securities. During 1994 and 1993, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The Global Fund will be invested in almost equal proportion in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The International Securities Index Fund invests in four other international index funds managed by the Trustee. The Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Forfeitures of employer contributions are used to reduce employer contributions; earned and unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

Number of participants in the Plan at year end were as follows:

                                                                 November 30,
                                                              1994          1993
Income Fund                                                     961          652
Equity Fund                                                     336          289
UTC Stock Fund                                                    -            -
Global Fund                                                       -            -

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1994 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. United has received a favorable determination letter from the Internal Revenue Service (IRS), dated in 1986, to the effect that the Plan, as amended in 1986, qualifies under Sections 401(a) and 501(a) of the Code. United intends to apply for a new determination letter from the IRS indicating that the Plan, as amended since the date of the most recent IRS determination letter, continues to be exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

                                                                November 30,
(Thousands of Dollars)                                        1994         1993
CIGNA                                                  $ 1,505,766   $ 1,409,243
Aetna                                                      529,588       543,882
Travelers                                                  449,496       455,988
Prudential                                                 237,500       249,747
Metropolitan Life                                          437,048       328,543
                                                       $ 3,159,398   $ 2,987,403

Amount of the contracts allocable to the Plan          $     4,829   $     4,018

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year November 30, 1994, are as follows:

(Thousands of Dollars)                                  Equity Fund
Proceeds from sale of securities                       $   397,600
Cost basis of securities sold                              253,925
Gain on sale                                           $   143,675

Amount of the gain allocable to the Plan               $       338
/TABLE

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                            November 30,            November 30,
                                1994                    1993
                          Dollars       Units     Dollars       Units
Income Fund            $   12,489       2,538  $   57,107      12,487
Equity Fund                 3,144         344       7,072         783
UTC Stock Fund                  -           -           -           -
Global Fund                     -           -           -           -

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - FUNDING POLICY

The Corporation  funds its  obligation to  the  plan on  a  monthly basis.    At
November 30, 1994, the minimum funding requirements under ERISA have been met.


NOTE 7 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment accounts were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund
contributions in any  whole percentage.   Prior to January  1, 1994,  investment
allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.

On October 1, 1994, the Plan was amended to offer two additional investment choices to eligible employees of certain subsidiaries of United. In addition to the two funds previously available, the Plan now allows such participants to invest in the Global Fund and the UTC Stock Fund. Contributions to these funds began effective April 1, 1995.

                                   SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  May 25, 1995  By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                            Resources Systems
                            United Technologies Corporation